UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

THE DIXIE GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $3.00 Per Share
(Title of Class of Securities)

255579-10-4
(CUSIP Number)

John F. Henry, Jr.
Miller & Martin LLP
1000 Volunteer Building, 832 Georgia Avenue
Chattanooga, TN 37402
423-756-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 27, 2013**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D

CUSIP NO. 255579-10-4		Page 2 of 7 Pages
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, 00]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,072,804
	8.	SHARED VOTING POWER 40,472
	9.	SOLE DISPOSITIVE POWER 812,371
	10.	SHARED DISPOSITIVE POWER 300,905
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,276
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.55%
14.		TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE:

This Amendment No. 11 to the Schedule 13D filed by Daniel K. Frierson with respect to holdings and transactions in the Common Stock, par value $3.00 per share (the “Common Stock”) and the Class B Common Stock par value $3.00 per share (the “Class B Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), amends and supplements Amendment No. 10 to such Schedule 13D, filed by Daniel K. Frierson with the Securities and Exchange Commission on January 27, 2012, and is being filed to reflect the results of Mr. Frierson's transactions in the Common Stock and Class B Common Stock that have occurred since the filing of Amendment No. 10.

Item 1.        Security and Issuer.

No Change.

Item 2.        Identity and Background.

No Change.

Item 3.        Source and Amount of Funds or Other Consideration.

Not applicable for purposes of this Amendment No. 11.

Item 4.        Purpose of Transaction.

No Change.

Item 5.        Interest in Securities of the Issuer.

The information set forth under Item 5(a) is hereby amended and restated in its entirety as follows:

As of the date hereof, Mr. Frierson may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,113,276 shares of Common Stock1 constituting approximately 8.55% of the 13,015,616 shares of Common Stock deemed to be outstanding as of January 27, 2013. 2

The information set forth under Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Frierson may be deemed to have the sole power to vote 1,072,804 of the shares of Common Stock for which beneficial ownership is reported. 4

Mr. Frierson may be deemed to have the sole power to dispose of 812,371 shares of Common Stock.5

**********
(1) Includes: (i) 24,574 shares of restricted stock which have not vested, issued as shares of Common Stock, and as to which Mr. Frierson has sole voting and may be deemed to have sole investment power; (ii) an aggregate of 40,472 shares of Common Stock owned by the children of Daniel K. Frierson, their spouses and his grandchildren [excluding for these purposes, however, shares of Common Stock owned by his son, D. Kennedy Frierson, his wife and their children] as to which he may be deemed to share voting and investment power; (iii) options, held by Mr. Frierson, which are exercisable within 60 days of the date hereof, to purchase 215,577 shares of Common Stock, as to which Mr. Frierson may be deemed to have sole voting and sole investment power; (iv) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement Account, as to which he may be deemed to have sole voting and sole investment power; (v) 1,087 shares of Common Stock held by Mr. Frierson in a 401K plan, as to which he may be deemed to have sole voting and investment power; and (vi) the deemed conversion of 827,999 shares of Class B Common Stock, held as described in Note 3 below. All such shares of Class B Common Stock are held subject to a shareholder's agreement by and among Mr. Frierson, his wife and his children, pursuant to which Mr. Frierson has been granted a proxy to vote such shares until October 11, 2015, so long as they remain shares of Class B Common Stock. Such agreement is described below and attached hereto as Exhibit 99.2. For purposes of this report, Mr. Frierson may be deemed to have sole voting and shared investment power with respect to all shares of Common Stock that would result from the conversion of the Class B Common Stock held by his children, their spouses, his grandchildren, and his wife. He expressly disclaims beneficial ownership of the shares of Common Stock that would result from the conversion of the shares of Class B Common Stock held by his wife, his children, and his grandchildren. For purpose of this report, Mr. Frierson may be deemed to have sole voting power and sole investment power with respect to all shares of Common Stock that would result from the Conversion of the Class B Common Stock that he holds outright and as unvested restricted stock, as well as shares of such stock held as trustee of the Rowena K. Frierson Charitable Remainder Unitrust.

(2) 827,999 shares of Common Stock are added to the 12,187,617 shares of Common Stock reported as outstanding as of January 27, 2013, to reflect (i) the assumed conversion of the 827,999 shares of Class B Common Stock, which are held as described in Footnote 3 below, and (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 215,577 shares of Common Stock.

(3) Of the 827,999 shares of Class B Common Stock that may be deemed to be converted to Common Stock, 180,861 of such shares represent restricted stock awards to Mr. Frierson which have been issued as shares of Class B Common Stock, but have not vested. Such shares of Class B Common Stock are convertible, on a share-for-share basis, to shares of Common Stock upon vesting of the underlying award. The remaining 647,138 shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock and are held as follows: (i) 381,219 shares of Class B Common Stock are held directly by Mr. Frierson; (ii) an aggregate of 165,554 shares of Class B Common Stock are held by his children, their spouses and his grandchildren; (iii) 94,879 shares of Class B Common Stock are held by his wife; and (iv) 5,486 shares of Class B Common Stock held by him as trustee. For purposes of this report, unvested restricted stock awards issued as shares of Class B Common Stock may be deemed to be immediately convertible on a share-for-share basis into shares of Common Stock.

(4) Consists of (i) 827,999 shares of Class B Common Stock that may be deemed to be converted to Common Stock; and (ii) 244,805 shares of Common Stock held as described in Note 1.

(5) Consists of (i) 24,574 shares of restricted stock awards to Mr. Frierson which have not vested, issued as shares of Common Stock; (ii) options, which are exercisable within 60 days of the date hereof to purchase 215,577 shares of Common Stock; (iii) 3,567 shares of Common Stock held by Mr. Frierson in an Individual Retirement account; (iv) 1,087 shares of Common Stock held in a 401K plan; (v) 381,219 shares of Class B Common Stock held directly by Mr. Frierson and convertible on a share-for-share basis into Common Stock; (vi) 5,486 shares of Class B Common Stock held by him as trustee and convertible into Common Stock on a share-for-share basis and (vii) 180,861 shares of restricted stock which have not vested.

************
Mr Frierson may be deemed to share the power to vote with respect to 40,472 shares of Common Stock, held by his children, their spouses and his grandchildren [excluding , for these purposes shares of stock held by D. Kennedy Frierson, his wife and their children].

Mr. Frierson may be deemed to share the power to invest with respect to 300,905 shares of Common Stock for which beneficial ownership is reported, including (i) 40,472 shares of Common Stock held by his children, their spouses and his grandchildren [excluding for these purposes, shares held by D. Kennedy Frierson, his wife and their children]; and (ii) the deemed conversion of 165,554 shares of Class B Common Stock, held by his children, their spouses and grandchildren, which are convertible on a share-for-share basis into shares of Common Stock, as noted herein, and 94,879 shares of Class B Common Stock, held by his wife.

The 40,472 shares of Common Stock as to which Mr. Frierson shares voting and investment power are held by his children (Elizabeth Haley Frierson; Rowena F. Barker; James B. Frierson; and Emily F. Brown) their spouses, and his grandchildren. Their address for purposes of this filing is 104 Lane, Suite 101Nowlin, Chattanooga, Tennessee 37421.

The 260,433 shares of Class B Common Stock (convertible on a share-for-share basis into Common Stock, and deemed to be so converted solely for purposes of reporting beneficial ownership herein) as to which Mr. Frierson shares voting and investment power consist of an aggregate of 165,554 shares of Class B Common Stock owned by Mr. Frierson's children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown) their spouses, his grandchildren, and 94,879 shares of Class B Common Stock owned by his wife; whose address for purposes of this filing is 104 Nowlin Lane, Suite 101, Chattanooga, Tennessee 37421.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

Item 6.	Material to Be Filed as Exhibits.

99.2 Shareholder Voting Agreement, dated December 19, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 2013

\s\ Daniel K. Frierson
Daniel K. Frierson